


02002825

Bradford & Bingley

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

20 December 2001

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

Yours faithfully,

Phil Kershaw
Assistant Company Secretary

U.S. POST OFFICE DELAYED

SEC MAIL PROCESSING
RECEIVED
JAN 28 2002
354
WASH, D.C. SECTION

Head Office, PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradford-bingley.co.uk

Changes to Plc Board

Bradford & Bingley plc today announce the planned retirement of one Non-Executive Director and one Executive Director and the appointment of an Executive Director and a new Company Secretary.

Kevin McGuinness will retire as an Executive Director and Company Secretary with effect from 28th February, 2002. He joined the Building Society in 1964 and became a Board Member in 1999.

Peter Flesher will retire as a Non-Executive Director on 28th February, 2002. He joined the Board of the Building Society in 1995.

Alan Shankley who is currently Deputy Company Secretary will become Company Secretary on February 28th, 2002

Steven Crawshaw is appointed an Executive Director with effect from 2nd January, 2002. Steven who holds an LLB from Leicester and MBA from Cranfield, joined the Group from Lloyds TSB in 1999 as Flotation Director and is currently responsible for Group IT, HR and Strategy.

Effective 2nd January 2002, Rosemary Thorne will add Audit and Risk and Group Secretariat to her current portfolio of responsibilities as Group Finance Director.

Commenting on the announcement Lindsay Mackinlay, Chairman said: "I would like to thank Kevin McGuinness and Peter Flesher for the valuable contribution they have made to Bradford & Bingley over the years. I would also like to welcome Steven Crawshaw who will become an Executive Director in January next year. His promotion to the Board reflects our continued strengthening of the management team at Bradford & Bingley."

Press contact: Kate Inverarity
Tulchan Communications
Tel: 0207 353 4200
email: kinverarity@tulchangroup.com

End
19 December 2001


RECEIVED
JAN 28 2002
364